N E W S   R E L E A S E

PETRONAS AWARDS TALISMAN ENERGY THE KINABALU OIL PSC

Investment to increase production and oil recovery

Calgary, Alberta, May 28, 2012 – Petroliam Nasional Berhad (PETRONAS), the national oil company of Malaysia, has formally awarded Talisman Malaysia Limited (Talisman Energy, TSX:TLM, NYSE:TLM)) and PETRONAS Carigali Sdn. Bhd. (PETRONAS Carigali) a new production sharing contract (PSC) for the continuing production, further development and improved recovery of crude oil from the Kinabalu oil fields, which comprise the Kinabalu Main, Kinabalu East and Kinabalu Far East fields, offshore Sabah (“Kinabalu Oil Fieds”). The Kinabalu Oil Fields have a number of producing mature fields, with significant development upside.

“We appreciate PETRONAS’ vote of confidence and we are very excited about this opportunity,” said Paul Blakeley, Talisman’s Executive Vice–President of International Operations East. “Talisman has a proven track record of growing production and extending the life of mature fields, and the Kinabalu Oil Fields give us the opportunity to demonstrate this in Malaysia. The PSC is also adjacent to the Talisman operated Sabah exploration block, which provides additional upside in the region.”

This new PSC is the first of a new “progressive volume-based” (PVB) PSC to be awarded by PETRONAS. The PVB PSC was specifically designed to incentivize contractors to improve oil recovery and increase production from mature oil fields.

Talisman and PETRONAS Carigali plan to invest over US$1 billion to increase oil recovery and production over the life of the PSC. This will add to the list of fields in Malaysia where improved oil recovery techniques are being used to increase both production and reserves. Talisman will hold a 60% working interest and operate; PETRONAS Carigali will hold the remaining 40%.

Ron Aston, Vice-President and Country Manager for Talisman Malaysia, noted the opportunities this new asset will present for Talisman’s employees and contractors. “This PSC will allow Talisman to offer new opportunities for career growth to our existing Malaysian staff, many of whom have gained world-class experience on Talisman’s existing assets in Peninsular Malaysia. At the same time, development and production of the Kinabalu Oil Fields offers opportunities for new jobs and new suppliers in Sabah, Labuan and across Malaysia.”

The Kinabalu Oil Fields are currently operated by Shell, with the current PSC expiring in late December 2012. All participants are working together to ensure a safe, successful transition.

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman’s three main operating areas are North America, the North Sea and Southeast Asia. The company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York Stock Exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact in Calgary:

Media and General Inquiries                                                                                                Shareholder and Investor Inquiries
Phoebe Buckland, Lead                                                                                                        Lyle McLeod, Vice-President
External Communications                                                                                                    Investor Relations
Phone:  403-237-1657  Fax: 403-237-1210                                                             Phone:  403-237-1020  Fax: 403-237-1902
E-mail:  tlm@talisman-energy.com                                                                                    E-mail:  tlm@talisman-energy.com

In Malaysia:

Essence Communications Sdn. Bhd.
Elliza Rahim
Tel: 603 – 7493 5588
Email: elliza@my-essence.com

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Advisories

This news release contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding: business strategy, priorities and plans; expected oil recovery and production growth; expected capital expenditure; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance. The factors or assumptions on which the forward-looking information is based include: projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the continuation of tax, royalty and regulatory regimes; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by Talisman Energy Inc. (the “company”) with securities regulatory authorities. The company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

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